================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 11-K



(Mark One)
     [x] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].
     For the fiscal year ended December 31, 1998

                                      OR

     [_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
     For the transition period from               to


                          Commission File No. 0-21107


     A. Full title of the plan if different from that of the issuer named below: TeleSpectrum Worldwide Inc. 401(k) Retirement Savings Plan.

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: TeleSpectrum Worldwide Inc., 443 South Gulph Road, King of Prussia, PA 19406.

                          TELESPECTRUM WORLDWIDE INC.
                          ---------------------------

                        401(K) RETIREMENT SAVINGS PLAN
                        ------------------------------



           INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
           --------------------------------------------------------

                                                                                              Page
                                                                                              ----
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                         1

FINANCIAL STATEMENTS:

 STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AS OF DECEMBER 31, 1998                     2

 STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AS OF DECEMBER 31, 1997                     3

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS FOR THE YEAR ENDED               4
  DECEMBER 31, 1998

NOTES TO FINANCIAL STATEMENTS                                                                    5

SUPPLEMENTAL SCHEDULES:

  I--   ITEM 27(a)--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF DECEMBER              10
         31, 1998

 II--   ITEM 27(b)--SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS AS OF DECEMBER                11
         31, 1998

III--   ITEM 27(d)--SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED                      12
         DECEMBER 31, 1998

 IV--   ITEM 27(e)--SCHEDULE OF NONEXEMPT TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1998     13

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Trustees of
TeleSpectrum Worldwide Inc.
401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of TeleSpectrum Worldwide Inc. 401(k) Retirement Savings Plan as of December 31, 1998 and 1997 and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, loans or fixed income obligations, reportable transactions and nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                          /s/ARTHUR ANDERSEN LLP

Philadelphia, Pa.,
  June 2, 1999

                          TELESPECTRUM WORLDWIDE INC.
                          ---------------------------

                        401(K) RETIREMENT SAVINGS PLAN
                        ------------------------------


              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
              ---------------------------------------------------

                            AS OF DECEMBER 31, 1998
                            -----------------------

                                    Putnam                      Putnam         Putnam        Putnam       Putnam
                                   Fund for       Putnam      Diversified        New          Asset       Money       TeleSpectrum
                                    Growth        Vista      Income Trust   Opportunities  Allocation     Market    Worldwide Inc.
                                   & Income        Fund          Fund           Fund          Fund         Fund       Common Stock
                                 -----------   -----------   ------------   -------------  ----------   ---------   ----------------
ASSETS:
 Investments                      $1,084,872    $1,142,947       $177,044      $2,314,874    $642,579    $449,245          $ 9,004
 Contributions receivable             23,069        14,964          5,577          33,695       8,130       5,296              789
 Participant loan repayments
  receivable                             691           462            175           1,113          74         184               --
 Interest receivable                      --            --             --              --          --          --               --
                                  ----------    ----------       --------      ----------    --------    --------          -------
                                   1,108,632     1,158,373        182,796       2,349,682     650,783     454,725            9,793
LIABILITIES:
 Excess contributions payable        (10,353)       (8,662)        (1,253)             --      (8,436)     (1,816)          (6,597)
                                  ----------    ----------       --------      ----------    --------    --------          -------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS                         $1,098,279    $1,149,711       $181,543      $2,349,682    $642,347    $452,909          $ 3,196
                                  ==========    ==========       ========      ==========    ========    ========          =======

                                   Loan
                                   Fund        Other      Totals
                                 --------     ------    ----------
ASSETS:
 Investments                     $101,701      $ --      $5,922,266
 Contributions receivable              --        --          91,520
 Participant loan repayments                     --              --
  receivable                       (2,699)
 Interest receivable                   --       841             841
                                 --------      ----      ----------
                                   99,002       841       6,014,627
LIABILITIES:
 Excess contributions payable          --        --         (37,117)
                                 --------      ----      ----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS                        $ 99,002      $841      $5,977,510
                                 ========      ====      ==========

        The accompanying notes are an integral part of this statement.

                          TELESPECTRUM WORLDWIDE INC.
                          ---------------------------

                        401(K) RETIREMENT SAVINGS PLAN
                        ------------------------------


              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
              ---------------------------------------------------

                            AS OF DECEMBER 31, 1997
                            -----------------------

                                   Putnam                    Putnam        Putnam        Putnam     Putnam
                                  Fund for     Putnam     Diversified        New         Asset       Money
                                   Growth       Vista     Income Trust  Opportunities  Allocation   Market      Loan
                                  & Income      Fund          Fund          Fund          Fund       Fund       Fund       Totals
                                  ---------   ----------  ------------  -------------  ----------   --------  --------   ----------
ASSETS:
 Investments                       $880,799   $  986,902      $146,907     $1,928,462    $600,288   $305,519   $66,179   $ 4,915,056
 Contributions receivable            26,433       17,020         5,268         42,345      11,000      6,301        --       108,367
 Participant loan repayments
  receivable                            471           --            --            622          --      1,071    (2,164)           -
                                   --------   ----------      --------     ----------    --------   --------   -------    ---------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS                          $907,703   $1,003,922      $152,175     $1,971,429    $611,288   $312,891   $64,015   $ 5,023,423
                                   ========   ==========      ========     ==========    ========   ========   =======    =========

        The accompanying notes are an integral part of this statement.

                          TELESPECTRUM WORLDWIDE INC.
                          ---------------------------
                        401(K) RETIREMENT SAVINGS PLAN
                        ------------------------------
        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
        --------------------------------------------------------------
                     FOR THE YEAR ENDED DECEMBER 31, 1998
                     ------------------------------------

                                                  Putnam                      Putnam          Putnam        Putnam      Putnam
                                                 Fund for       Putnam      Diversified        New          Asset       Money
                                                  Growth        Vista      Income Trust   Opportunities   Allocation    Market
                                                 & Income        Fund          Fund            Fund          Fund        Fund
                                                ----------    ----------   ------------   -------------   ----------   --------
NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                             $  907,703    $1,003,922       $152,175      $1,971,429     $611,288   $312,891
                                                ----------    ----------       --------      ----------     --------   --------
ADDITIONS:
 Interest and dividend income                       95,365        82,718         11,483          71,675       20,521     20,041
 Net appreciation (depreciation)                    40,558       100,722        (15,146)        381,775       46,807         --
 Participant loan repayments                         7,948         2,481          3,476          11,692        1,701     37,703
                                                ----------    ----------       --------      ----------     --------   --------
                                                   143,871       185,921           (187)        465,142       69,029     57,744
                                                ----------    ----------       --------      ----------     --------   --------
CONTRIBUTIONS:
 Participants                                      270,085       196,274         54,705         380,801      106,086     56,652
 Employer                                           55,114        37,300         12,288          80,677       22,388     12,786
 Rollover                                           13,809         1,526          2,756          14,648           --     94,274
                                                ----------    ----------       --------      ----------     --------   --------
                                                   339,008       235,100         69,749         476,126      128,474    163,712
                                                ----------    ----------       --------      ----------     --------   --------
   Total additions and contributions               482,879       421,021         69,562         941,268      197,503    221,456
                                                ----------    ----------       --------      ----------     --------   --------
DEDUCTIONS:
 Benefits paid to participants                     256,727       255,609         38,646         497,165      131,482     40,183
 Refunds to participants                            10,353         8,662          1,253              --        8,436      1,816
 Loans to participants                              14,909         7,781          3,535          52,498          604     37,335
 Loan distributions                                     --            --             --              --           --         --
 Forfeitures, net                                    6,753         2,981          1,100          10,789       27,358      1,432
                                                ----------    ----------       --------      ----------     --------   --------
   Total deductions                                288,742       275,033         44,534         560,452      167,880     80,766
                                                ----------    ----------       --------      ----------     --------   --------
INTERFUND TRANSFERS, net                            (3,561)         (199)         4,340          (2,563)       1,436       (672)
                                                ----------    ----------       --------      ----------     --------   --------
   Net increase in plan assets                     190,576       145,789         29,368         378,253       31,059    140,018
                                                ----------    ----------       --------      ----------     --------   --------
NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  End of year                                   $1,098,279    $1,149,711       $181,543      $2,349,682     $642,347   $452,909
                                                ==========    ==========       ========      ==========     ========   ========

                                                TeleSpectrum
                                                Worldwide Inc.
                                                Common Stock   Loan Fund   Other    Totals
                                                -------------  ---------   -----   ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                             $          --  $  64,015   $  --   $5,023,423
                                                -------------  ---------   -----   ----------
ADDITIONS:
 Interest and dividend income                              --      7,169     841      309,813
 Net appreciation (depreciation)                        2,377         --      --      557,093
 Participant loan repayments                               13    (65,014)     --           --
                                                -------------  ---------   -----   ----------
                                                        2,390    (57,845)    841      866,906
                                                -------------  ---------   -----   ----------
CONTRIBUTIONS:
 Participants                                           4,940         --      --    1,069,543
 Employer                                                 963         --      --      221,516
 Rollover                                                 712         --      --      127,725
                                                -------------  ---------   -----   ----------
                                                        6,615         --      --    1,418,784
                                                -------------  ---------   -----   ----------
   Total additions and contributions                    9,005    (57,845)    841    2,285,690
                                                -------------  ---------   -----   ----------
DEDUCTIONS:
 Benefits paid to participants                             63         --      --    1,219,875
 Refunds to participants                                6,597         --      --       37,117
 Loans to participants                                    363   (117,025)     --           --
 Loan distributions                                        --     24,193      --       24,193
 Forfeitures, net                                           5         --      --       50,418
                                                -------------  ---------   -----   ----------
   Total deductions                                     7,028    (92,832)     --    1,331,603
                                                -------------  ---------   -----   ----------
INTERFUND TRANSFERS, net                                1,219         --      --           --
                                                -------------  ---------   -----   ----------
   Net increase in plan assets                          3,196     34,987     841      954,087
                                                -------------  ---------   -----   ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  End of year                                   $       3,196  $  99,002   $ 841   $5,977,510
                                                =============  =========   =====   ==========

         The accompanying notes are an integral part of this statement.

                          TELESPECTRUM WORLDWIDE INC.
                          ---------------------------

                         401(K) RETIREMENT SAVINGS PLAN
                         ------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                               DECEMBER 31, 1998
                               -----------------

1.  DESCRIPTION OF THE PLAN:
    ------------------------

The following brief description of the TeleSpectrum Worldwide Inc. 401(k) Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

TeleSpectrum Worldwide Inc. (the "Company") established the Plan effective January 1, 1997. The Plan was formed by merging the net assets of four Predecessor Plans, the Somar 401(k) Profit Sharing Plan, the Response Center, Inc. 401(k) Profit Sharing Plan, the NBG Services, Inc. 401(k) Savings Plan and the TeleSpectrum, Inc. 401(k) Plan. The Plan is a defined contribution plan covering employees who have completed one year of service and have attained the age of 21. Additionally, the Plan covers employees who were participants in the Predecessor Plans immediately prior to January 1, 1997. The Plan is administered by a committee of Company employees appointed by the Board of Directors whose members are not compensated for administrative services rendered. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions
-------------

A participant may make salary reduction contributions up to 15% of pre-tax compensation as defined in the Plan. Annual pre-tax salary deferrals are limited to the maximum allowable under the Internal Revenue Code ($10,000 in 1998). Qualified distributions from other retirement plans can also be transferred into the Plan and retained as a rollover contribution. The Company makes a matching contribution of 25% of the first 6% of participant-elected pre-tax salary deferral and may also elect to contribute a separately designated discretionary profit sharing contribution. Effective July 1, 1998, the Plan was amended to allow the Company to change the rate of employer matching contributions to the Plan. The matching contribution cannot exceed 6% of each participants' compensation. The Company elected not to make a discretionary contribution for the Plan year ended December 31, 1998. The Plan's committee may limit the amount of contributions if it is determined that such limitation is necessary to satisfy the requirements of the Internal Revenue Code.

Vesting
-------

Participants are immediately vested in 100% of their elected salary deferrals, rollover contributions and earnings thereon. The vesting of employer matching contributions and earnings on these amounts are based on years of credited service.

A participant is 100% vested after four years of credited service or attainment of normal retirement age, as defined. A participant who was actively employed by a sponsor of a Predecessor Plan on December 31, 1996 and was an employee of the Company on January 1, 1997 is 100% vested in their matching contribution and profit sharing accounts that were part of their Predecessor account as of January 1, 1997.

Forfeitures
-----------

Upon termination of employment, the non-vested portion of a participant's interest in the Plan attributable to employer contributions will be forfeited. These forfeitures are then used to reduce the Company's future contributions to the Plan. As of December 31, 1998, there were $37,370 of unused forfeitures. During 1998, forfeitures of $50,418 were used to reduce Company contributions to the Plan.

Benefits
--------

Upon termination of service, a participant may elect to receive benefits either in a lump-sum payment or an annuity, as defined.

Participant Loans
-----------------

Participant loans may be obtained upon written application of any participant. Loans shall be made available to all participants in a uniform non-discriminatory manner and are limited to a maximum of 50% of the vested account balance of the participant or $50,000 less the participant's highest outstanding loan balance over the past 12 months divided by the outstanding loan balance on the date of the new loan, subject to a minimum of $1,000. Each loan will be evidenced by a promissory note setting forth the repayment terms and secured by the balance of the participant's account. The principal amount of each loan to a participant will be charged against the participant's accounts in the Plan. The interest rate charged is determined by the committee and is commensurate with the rate that would be charged by a bank or other professional lender for making a loan under similar circumstances. For all loans outstanding as of December 31, 1998 and 1997, this rate ranged from 6.7% to 10.0%.

Investment Options
------------------

Participants may choose to invest their salary deferrals, along with the employer matching contribution, in six investment options with Putnam Investments or, starting on July 1, 1998, TeleSpectrum Worldwide Inc. Common stock. Investment options at December 31, 1998, include the following:

          Fund Name                                    Description
-------------------------------------  -----------------------------------------
Putnam Fund for Growth & Income        Seeks capital growth and current income
                                       by investing in bargain stocks of
                                       established companies.

Putnam Vista Fund                      Seeks capital appreciation by investing
                                       primarily in the Common stocks of midcap
                                       companies whose market value is between
                                       $300 million and $5 billion.

Putnam Diversified Income Trust Fund   Seeks high current income and
                                       preservation of capital by investing in a
                                       diversification of U.S. government,
                                       foreign government, and higher-yielding
                                       lower-rated bonds.

Putnam New Opportunities Fund          Seeks long-term capital appreciation by
                                       targeting rapidly expanding sectors of
                                       the economy and then selecting stocks of
                                       fast-growing companies within these
                                       sectors.

Putnam Asset Allocation Fund           Seeks capital appreciation and total
                                       return by shifting assets as markets
                                       change to take advantage of investing
                                       opportunities.

Putnam Money Market Fund               Seeks a high rate of current income and
                                       preservation of capital, maintenance of
                                       liquidity, and stability of principal by
                                       investing in short-term, high-quality
                                       investments.

Participant Accounts
--------------------

Each participant's account is credited with the employee elected salary deferral, qualified distributions from other retirement plans, employer contributions and an allocation of Plan earnings/losses, including market appreciation/depreciation. Allocations are based on either the participant's compensation, account balances or contributions, as defined.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
    -------------------------------------------

Basis of Accounting
-------------------

The accompanying financial statements have been prepared on an accrual basis of accounting.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits, disclosure of contingent assets and obligations at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

Investments
-----------

The Plan's investments are stated at fair market value and unrealized appreciation/ depreciation of the assets is based on the market value of the assets at the beginning of the year or at the date of purchase, if purchased during the current year. Fair market value is determined primarily based upon the fair market value of the underlying assets. Securities traded on the public markets are valued at their quoted market prices. Participant loans are valued at cost which approximates fair value. Purchases and sales of securities are reflected on a trade-date basis.

Investments that represent 5% or more of the Plan's net assets as of December 31, 1998 and 1997 are as follows: Putnam Fund for Growth & Income, Putnam Vista Fund, Putnam New Opportunities Fund, Putnam Asset Allocation Fund and Putnam Money Market Fund.

Administrative Expenses
-----------------------

Expenses and charges incurred in the administration of the Plan may be paid by the Plan to the extent not paid by the Company. During 1998, administrative expenses of $68,553 were paid by the Company on behalf of the Plan.

3.  PLAN TERMINATION:
    -----------------

Although there is no intention to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination of the Plan, participants become vested in all amounts credited to their accounts.

4.  DISTRIBUTIONS/BENEFITS PAID TO PARTICIPANTS:
    --------------------------------------------

Distributions/benefits paid to participants are generally made on a monthly basis for those requests processed in the previous month. There were no distributions/benefits payable to participants as of December 31, 1998.

5.  INCOME TAX STATUS:
    ------------------

The Plan's initial determination letter is pending with the Internal Revenue Service. However, the plan administrator, trustee and legal counsel are of the opinion that the Plan, is designed and continues to be operated in compliance with the Internal Revenue Code. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

During 1998, the Plan did not meet certain requirements to qualify as non-discriminatory. In order to meet these requirements, the Company refunded $37,117 to participants subsequent to December 31, 1998. Such amount has been reflected as an excess contributions payable in the accompanying statement of net assets available for plan benefits.

6.  NONEXEMPT TRANSACTIONS:
    -----------------------

During 1998, the Company failed to remit certain employee and employer contributions to the Plan within 15 business days of the month following the month in which the contributions were withheld by the Company. These transactions are deemed to be loans from the Plan to the Company and have been identified as nonexempt transactions on Schedule IV. The deemed loans were paid by the Company to the Plan on the maturity dates noted in Schedule IV. Interest of $841 on these deemed loans will be paid by the Company to the Plan in 1999.

                                                                      SCHEDULE I
                                                              E.I.N. #23-2845501
                                                                       PLAN #001


                          TELESPECTRUM WORLDWIDE INC.
                          ---------------------------
                        401(K) RETIREMENT SAVINGS PLAN
                        ------------------------------

          ITEM 27(a)--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
          -----------------------------------------------------------

                               DECEMBER 31, 1998
                               -----------------




                                                                                           Market
            Description of Investment                      Shares           Cost            Value
-----------------------------------------------------  --------------  --------------  --------------
*Putnam Fund for Growth & Income                               52,946      $1,085,166      $1,084,872
*Putnam Vista Fund                                             87,448       1,045,339       1,142,947
*Putnam Diversified Income Trust Fund                          15,395         189,116         177,044
*Putnam New Opportunities Fund                                 39,618       1,846,162       2,314,874
*Putnam Asset Allocation Fund                                  53,503         618,931         642,579
*Putnam Money Market Fund                                     449,246         449,246         449,245
*TeleSpectrum Worldwide Inc. Common Stock                         918           6,665           9,004
*Loans to participants with interest rates                        N/A         101,701         101,701
  ranging from 6.7% to 10.0%

*Represents a party-in-interest.

                                                                     SCHEDULE II
                                                              E.I.N. #23-2845501
                                                                       PLAN #001

                          TELESPECTRUM WORLDWIDE INC.
                          ---------------------------
                         401(K) RETIREMENT SAVINGS PLAN
                         ------------------------------

           ITEM 27(b)--SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
           ---------------------------------------------------------

                            AS OF DECEMBER 31, 1998
                            -----------------------

                                    Amount Received During
                           Original   the Reporting Year          Unpaid
        Identity            Amount   -----------------------   Balance at End              Description
       of Obligor          of Loan   Principal      Interest      of year                   of Loan
-------------------------  --------  -----------------------  --------------    --------------------------------
*Nancy Austin                $1,000         $140        $ 11        $  626        Interest at 8.32%, maturing
                                                                                         March 26, 1999
*David Lingham                1,790          161          81         1,629        Interest at 9.45%, maturing
                                                                                       November 25, 2002
*Kevin McDonough              1,512          160          89         1,352        Interest at 9.50%, maturing
                                                                                       February 14, 2003
*John Miraglia                2,500          243         105         2,257        Interest at 9.83%, maturing
                                                                                         May 24, 2002
*Julie Montgomery             1,070           --          --         1,070        Interest at 8.00%, matured
                                                                                       November 22, 1997
*Julie Montgomery             1,298           --          --         1,298        Interest at 8.00%, maturing
                                                                                        January 2, 2000
*Bernice Pattow               1,200           84          18         1,116        Interest at 9.83%, maturing
                                                                                       December 24, 1999
*Leah Soller                  7,435        1,654         291         4,755        Interest at 6.68%, maturing
                                                                                        April 19, 1999
*John Sullivan                1,600          199          19         1,089        Interest at 8.32%, maturing
                                                                                         March 26, 1999
*Chinita Williams             1,346           --          --         1,346         Interest at 9.75%, matured
                                                                                        January 2, 1998


                                  Amount Overdue
        Identity              ----------------------
       of Obligor             Principal     Interest
-------------------------     ----------------------
*Nancy Austin                 $  578         $ 28

*David Lingham                   156           75

*Kevin McDonough                  50           25

*John Miraglia                    63           25

*Julie Montgomery              1,070           42

*Julie Montgomery                745          134

*Bernice Pattow                  486           73

*Leah Soller                   4,099          323

*John Sullivan                   199           19

*Chinita Williams              1,346           59

*Represents a party-in-interest

                                                                    SCHEDULE III
                                                              E.I.N. #23-2845501
                                                                       PLAN #001


                          TELESPECTRUM WORLDWIDE INC.
                          ---------------------------
                        401(K) RETIREMENT SAVINGS PLAN
                        ------------------------------

               ITEM 27(d)--SCHEDULE OF REPORTABLE TRANSACTIONS
               -----------------------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 1998
                     ------------------------------------

                                           Number of          Purchase          Sales                           Gain/
               Issuer                     Transactions         Price            Price           Cost           (Loss)
--------------------------------------  -----------------  ---------------  --------------  -------------  ---------------
*Putnam Fund for Growth & Income                92                $462,126  $           --       $462,126  $           --
                                               193                      --         298,611        298,539              72

*Putnam Vista Fund                              82                 334,472              --        334,472              --
                                               149                      --         279,149        268,539          10,610

*Putnam New Opportunities Fund                 104                 591,276              --        591,276              --
                                               203                      --         586,640        515,664          70,976

*Represents a party-in-interest.

                                                                     SCHEDULE IV
                                                              E.I.N. #23-2845501
                                                                       PLAN #001


                          TELESPECTRUM WORLDWIDE INC.
                          ---------------------------
                        401(K) RETIREMENT SAVINGS PLAN
                        ------------------------------

                ITEM 27(e)--SCHEDULE OF NONEXEMPT TRANSACTIONS
                ----------------------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 1998
                     ------------------------------------

                                                                       Description of Transactions
                                                                    Including Maturity Date, Rate of
                                     Relation to Plan, Employer       Interest, Collateral, Par or        Amount of
    Identity of Party Involved       or Other Party-In-Interest              Maturity Value               Interest*
--------------------------------    ---------------------------   ------------------------------------   ------------
TeleSpectrum Worldwide Inc.         Employer/Plan Sponsor         Contributions of $134,763 for the
                                                                  January 1998 payroll periods were
                                                                  wired to the trustee on February 27,
                                                                  1998                                           $124

TeleSpectrum Worldwide Inc.         Employer/Plan Sponsor         Contributions of $125,989 for the
                                                                  March 1998 payroll periods were
                                                                  wired to the trustee on April 30,
                                                                  1998                                            202

TeleSpectrum Worldwide Inc.         Employer/Plan Sponsor         Contributions of $112,265 for the
                                                                  April 1998 payroll periods were
                                                                  wired to the trustee on June 12, 1998           515
                                                                                                                 ----
                                                                                                                 $841
                                                                                                                 ====

*Interest on the contributions will be paid to the Plan in 1999.

                                  SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                  TELESPECTRUM WORLDWIDE INC.
                                                  401(K) RETIREMENT SAVINGS PLAN


Date: June 29, 1999                               By: /s/ Francis Pennella
                                                  -----------------------------
                                                  Name:  Francis Pennella
                                                  Title: Trustee

                                 EXHIBIT INDEX


Exhibit No.    Description
-----------    -----------

23.1           Consent of Arthur Andersen LLP, independent public accountants